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                                                                  EXHIBIT (a)(9)

                                                       [SPECTRA-PHYSICS LOGO]
                                                       1335 Terra Bella Avenue
                                                       Mountain View, CA  94043
                                                       Telephone: (650) 961-2550
                                                       Fax: (650) 968-5215

Contact:
Patrick L. Edsell
Spectra-Physics, Inc.
Phone:  650-966-5555
www.spectra-physics.com

                                                           FOR IMMEDIATE RELEASE

             SPECIAL COMMITTEE OF SPECTRA-PHYSICS BOARD OF DIRECTORS
            TAKES NEUTRAL POSITION ON THERMO ELECTRON'S TENDER OFFER

MOUNTAIN VIEW, Calif.-- November 30, 2001-- Spectra-Physics, Inc. (NASDAQ: SPLI) announced today that the Special Committee of Spectra-Physics' board of directors is expressing no opinion and is remaining neutral with respect to Thermo Electron Corporation's (NYSE: TMO) unsolicited tender offer for all of the outstanding shares of Spectra-Physics' common stock that Thermo Electron Corporation and its subsidiaries do not currently own for $17.50 per share in cash. Consequently, stockholders should make their own decisions on whether to tender their shares and accept the offer, based on all of the available information, including the factors considered by the Special Committee. These factors are described in Spectra-Physics' Schedule 14d-9, which is being filed today with the Securities and Exchange Commission and mailed to stockholders. The Special Committee urges each stockholder to read the factors considered by the Special Committee in Spectra-Physics' Schedule 14d-9 prior to making any decision regarding the offer.

         Spectra-Physics, Inc. designs, develops, manufactures, and distributes semiconductor-based lasers and laser optics for a variety of end markets, including passive and active components for the telecommunications industry. Spectra-Physics is also a leader in developing laser products for a variety of other commercial markets, including computer and microelectronics manufacturing, industrial manufacturing, medical, image recording, and research and development. The company's manufacturing operations are based in Mountain View and Oroville, California; Tucson, Arizona; and Stahnsdorf, Germany. International operations consist of subsidiaries located in Japan and Germany, and approximately 30 distributors worldwide. Spectra-Physics' website is located at www.spectra-physics.com.

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